UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Spanish Securities Market Act (“Ley del Mercado de Valores”).

In relation to the Warrants issued by the capital increase for cash consideration1, PRISA has granted a public deed formalizing the implementation of the capital increase, in the 42nd window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on July 3rd, 2014, entry 559. The total number of Warrants that have been exercised is 4,301, which have given place to the subscription of 4,301 new Class A common shares, issued on an exercise price of 2.00€ per share.

After conversion in this 42nd window, the Company reminds to all Warrants holders of PRISA that the exercise period of the PRISA Warrants has terminated and that all PRISA Warrants which have not been exercised are extinguished.

PRISA share capital, after this operation amounts 123,238,457.80€ represented by: (a) 920,595,570 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 920,595,570 and (b) 311,789,008 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 311,789,008.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, July 4th, 2014

[1]	Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 4, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors